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Ex 99(a)(9)

WESTMINSTER CAPITAL, INC. COMMENCES $2.80 PER SHARE ISSUER TENDER
OFFER AND ANOUNCES REPURCHASE OF SHARES FROM GIBRALT CAPITAL

        Beverly Hills, CA—April 18, 2002—Westminster Capital, Inc. (AMEX: WI) announced today it has commenced a tender offer to purchase any and all of the outstanding shares of its common stock at a price of $2.80 per share, net to the seller in cash. The tender offer will expire at 5:00 P.M. New York time on May 17, 2002, unless it is extended by the Company.

        The purpose of the offer is to provide Westminster's stockholders with liquidity for their shares.

        Westminster has 6,651,859 shares of common stock outstanding, of which approximately 61.8% currently are owned by William Belzberg, chairman of the board of directors and chief executive officer of Westminster, Hyman Belzberg, a director of Westminster, and Keenan Behrle, a director and executive vice president of Westminster. Westminster has been advised by William Belzberg, Hyman Belzberg and Keenan Behrle that they do not intend to tender any of their shares pursuant to the offer.

        The offer documents are being mailed to Westminster's stockholders.

        The stockholders of Westminster should read the Tender Offer Statement on Schedule TO that was filed with the Securities Exchange Commission by Westminster because it contains important information about the tender offer. The Tender Offer Statement on Schedule TO and other filed documents may be obtained for free at the Securities and Exchange Commission's website at http://www.sec.gov.

        In connection with the tender offer, Georgeson Shareholder Securities is acting as the dealer manager and Georgeson Shareholder Communications Inc. is acting as the information agent. Stockholders can call Georgeson at 1-866-219-9943 to request the offer documents or if they have any questions about the tender process.

        Westminster also announced today that on April 16, 2002, it repurchased 1,372,748 shares of its common stock from Gibralt Capital Corporation, an entity controlled by Samuel Belzberg, and 100,000 Shares from MDB Capital, an entity controlled by Samuel Belzberg's adult son, for a price of $2.80 per share.

        Westminster is a holding company that makes opportunistic value-added investments in publicly held and private companies.

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  Ex 99(a)(9)